THOMAS PROPERTIES GROUP, INC.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071
(213) 613-1900

VIA EDGAR AND FACSIMILE

June 28, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jerard T. Gibson

Re: Thomas Properties Group, Inc. (CIK #1283709)
Registration Statement on Form S-3
     Registration Number 333-164013
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Thomas Properties Group, Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statement, be accelerated to 4:00 p.m., Washington, D.C. time, on June 29, 2012, or as soon thereafter as practicable.
The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of securities specified in the above-referenced Registration Statement, and the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Stuart Ogg at Jones Day, at (213) 243-2365 if you have any questions concerning this matter, or by e-mail at sogg@jonesday.com. Thank you for your continued attention to this matter.

Very truly yours,
THOMAS PROPERTIES GROUP, INC.
By:    /s/ Diana Laing
Name: Diana M. Laing
Title: Chief Financial Officer

cc:    W. Stuart Ogg, Esq. Jones Day